August 30, 2011

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.
Form 20-F for Fiscal Year Ended December 31, 2010 Filed June 27, 2011 Form 20-F/A for the Fiscal Year Ended December 31, 2010 Filed July 13, 2011 File No. 001-15276

Dear Ms. Hayes:

This letter acknowledges receipt by Itaú Unibanco Holding S.A. (the “Company”) of your letter, dated August 16, 2011, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011, as amended by the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2010 filed with the Commission on July 13, 2011.

As requested in your letter, the Company advises the staff of the Commission that it expects to file a response to your letter on or before September 6, 2011.

Ms. Suzanne Hayes
Division of Corporation Finance	August 30, 2011

* * * *

If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 5019-1792.

Sincerely,

/s/ Sérgio Ribeiro da Costa Werlang
Sérgio Ribeiro da Costa Werlang
Chief Risk Officer

/s/Caio Ibrahim David
Caio Ibrahim David
Chief Financial Officer

cc:  Roberto Egydio Setubal, Chief Executive Officer
       Alfredo Egydio Setubal, Investor Relations Officer